UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.  1-35306

ANDERSON ENERGY LTD.
(Exact name of registrant as specified in its charter)

700 Selkirk House 555 4th Avenue S.W. Calgary, Alberta, Canada T2P 3E7 (403) 262-6307
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without nominal or par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.  Exchange Act Reporting History

A.      Anderson Energy Ltd. (the “Company”) first incurred the duty to file reports under section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on September 28, 2011.

B.      The Company has filed or submitted all reports required under Exchange Act section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this form and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.  Recent United States Market Activity

The Company’s Common Shares have never been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3.  Foreign Listing and Primary Trading Market

A.      The Company maintains a listing of its Common Shares on the Toronto Stock Exchange (the “TSX”) located in Toronto, Canada.  The TSX constitutes the primary trading market for the Company’s Common Shares.

B.      The date of initial listing of the Company’s Common Shares on the TSX was September 7, 2005.  The Company has maintained a listing of its Common Shares on the TSX for at least the 12 months preceding the filing of this Form.

C.      During the recent 12-month period beginning November 1, 2011 and ending October 31, 2012, trading on the TSX constituted 64.9% of the trading of the Company’s Common Shares in on-exchange transactions.

Item 4.  Comparative Trading Volume Data

A.      The 12-month period relied upon starts November 1, 2011 and includes October 31, 2012 as the last day (the “recent 12-month period”).

B.      For the recent 12-month period, the average daily trading volume of the Company’s Common Shares in the United States was 11,741 shares, and the average daily trading volume of on-exchange transactions of the Company’s Common Shares on a worldwide basis was 335,359.

C.      For the recent 12-month period the average daily trading volume of the Company’s Common Shares in the United States was 3.5% of the average daily trading volume of on-exchange transactions of the Company’s Common Shares on a worldwide basis.

D.      The Company has not delisted its Common Shares from any national securities exchange or inter-dealer quotation system in the United States.

E.      The Company has never established and has never terminated a sponsored American depository receipt facility regarding its Common Shares.

F.      The Company determined the on-exchange and off-exchange trading volume information of its Common Shares from data reported by TSX InfoSuite. TSX InfoSuite is a service supported by the Toronto Stock Exchange that provides financial market information to its listed companies. See Exhibit 4.1 to this Form 15F.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.      The Company published the notice required by Rule 12h-6(h), disclosing its intent to terminate both the registration of its Common Shares under section 12(g) of the Exchange Act and its duty to file reports under section 13(a) of the Exchange Act on November 13, 2012.  A copy of the notice is included as Exhibit 4.2 to this Form 15F.

B.      The notice was disseminated in the United States by Marketwire.

Item 8.  Prior Form 15 Filers

The Company terminated the registration of its Common Shares pursuant to Rule 12g-4 under the Exchange Act and suspended its reporting obligations pursuant to Rule 12h-3 of the Exchange Act.  As such, please see Item 3 of this Form, “Primary Trading Market” and Item 4 of this Form, “Comparative Trading Volume Data”, above.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The Company will publish the information required to maintain the exemption under Rule 12g3-2(b) on the System for Electronic Document Analysis and Retrieval (SEDAR) at its website:  http://www.sedar.com.

PART III

Item 10.  Exhibits

Exhibit 4.1	Daily trading volume of the Company’s Common Shares in the United States, on the TSX and on all other exchanges for the recent 12-month period.
Exhibit 4.2	Notice published by the Company in accordance with Rule 12h-6(h).

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, Anderson Energy Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Anderson Energy Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date:   November 16, 2012
ANDERSON ENERGY LTD.

By:	/s/ Darlene Wong
Name: Darlene Wong
Title: Chief Financial Officer